Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

June 14, 2017	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Ganley

Re:                          Ares Capital Corporation Registration Statement on Form N-2 Filed June 21, 2016
(File No. 333-212142)

Dear Mr. Ganley:

In a telephone conversation on July 22, 2016, you provided us with verbal comments on the registration statement on Form N-2 (the “Registration Statement”) filed by Ares Capital Corporation (the “Fund”) on June 21, 2016. We have revised the Registration Statement to respond to the comments you provided during the telephone conversation and today filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) verbally provided by you and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Responses to comments given in one section are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

1.            Page 1 - Please provide more information in the summary regarding what the combined Fund will look like if the proposed transaction with American Capital, Ltd. is consummated. Consider including information regarding the pro forma combined company’s total assets, diversification of assets and total leverage.

The Fund completed the transaction with American Capital, Ltd. (the “American Capital Acquisition”) on January 3, 2017.  Accordingly, financial information of the combined company as of March 31, 2017, including information regarding the combined company’s total assets, diversification of assets and total leverage, is reflected throughout the Registration Statement.

2.            Page 3 – Senior Direct Lending Program – Please provide an analysis as to whether the Fund will consolidate the joint venture with Varagon Capital Partners and please state

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

June 14, 2017

whether the Fund’s auditor agrees with the conclusion. Please cite any applicable U.S. GAAP or the Investment Company Act of 1940, as amended (the “1940 Act”), guidance in your response.

The Fund directs the Staff to Response 51 (the “Comment 2 Prior Response”) of its response letter, dated September 16, 2016, regarding its Registration Statement on Form N-14 filed on July 20, 2016 (File No. 333-212604).  As discussed in further detail in the Comment 2 Prior Response, the Fund respectfully advises the Staff that the Fund has determined that it should not consolidate the joint venture with Varagon Capital, L.P., the Senior Direct Lending Program (the “SDLP”), on the Fund’s consolidated financial statements because the Fund does not have a controlling financial interest in the SDLP and the SDLP does not satisfy any of the other criteria under GAAP for consolidation.

3.            Page 3 & Page 4 – Senior Direct Lending Program and Senior Secured Lending Program – Please file the agreements for each co-investment program as an exhibit to the registration statement. See Regulation S-K 601(b)(10).

The Fund directs the Staff to Response 5 (the “Comment 3 Prior Response”) of its response letter, dated August 5, 2016, regarding its Registration Statement on Form N-2 filed on August 1, 2016 (File No. 333-212788).  As discussed in further detail in the Comment 3 Prior Response, the Fund respectfully submits that it does not believe that the agreements for either co-investment program are required to be filed as exhibits to the Registration Statement because such co-investment program agreements were made in the ordinary course of business, and the Fund’s business is not substantially dependent on any of such agreements.

4.            Page 17 - Please confirm that the expenses of the Senior Secured Loan Program and the Senior Direct Lending Program are included in the Acquired Fund Fees and Expenses line item of the fee table. If such expenses are not included, please include information about the investment company status of each entity and explain why such expenses are not included.

The Fund directs the Staff to Response 45 (the “Comment 4 Prior Response”) of its response letter, dated September 16, 2016, regarding its Registration Statement on Form N-14 filed on July 20, 2016 (File No. 333-212604).

The SDLP relies on section 3(c)(7) of the Investment Company Act for its exception from the definition of “investment company.”  Accordingly, the Fund confirms that the expenses of the SDLP are included in the Acquired Funds Fees and Expenses line item of the fee table.

As discussed in further detail in the Comment 4 Prior Response, the Senior Secured Loan Program (the “SSLP”) is not an “Acquired Fund” because it is exempt from the definition of “investment company” pursuant to Rule 3a-7 promulgated under the Investment Company Act and the SSLP does not rely on the exceptions set forth in section 3(c)(1) or 3(c)(7) of the Investment Company Act.  Accordingly, the SSLP’s expenses are not included in the Acquired Funds Fees and Expenses line item of the fee table.

U.S. Securities and Exchange Commission

June 14, 2017

5.            Page 17 - Please add disclosure regarding the Fund’s expected Fees and Expenses after consummation of the proposed transaction with American Capital, Ltd.

The Fund completed the American Capital Acquisition on January 3, 2017.  Accordingly, the expected Fees and Expenses disclosed in Amendment No. 1 reflect the Fees and Expenses for the combined company following the completion of the American Capital Acquisition.

6.            Page 128 – Please add a structure chart explaining the steps of the pending American Capital, Ltd. acquisition.

The Fund completed the American Capital Acquisition on January 3, 2017 and respectfully submits that a structure chart explaining the steps of the American Capital Acquisition is no longer necessary.

7.            Page F-4 – Consolidated Balance Sheet – Control Investments - Confirm for the Staff in correspondence that the Fund performs a quarterly analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied for any unconsolidated subsidiaries.

The Fund confirms to the Staff that it performs (i) an annual analysis as to whether the financial statement and information requirements of Rules 3-09 or 4-08(g) of Regulation S-X are triggered, and (ii) a quarterly analysis as to whether the financial information requirements of Rule 10-01(b)(1) of Regulation S-X are triggered.

8.            Page F-6 –Consolidated Schedule of Investments - Does the fund hold any equity interests in collateralized loan obligations (“CLO’s”)? The staff may have additional comments based on the response. In future financial statements please disclose the expiration dates, if applicable, of any warrants held by the Fund.

The Fund holds equity interests in CLOs acquired in connection with the American Capital Acquisition.  As of March 31, 2017, such CLOs represented approximately 2% of the Fund’s total investments at amortized cost and fair value.  The Fund has disclosed and will continue to disclose any applicable expiration dates of warrants held by the Fund in its financial statements.

9.            Page F-69 – Notes to Financial Statements – Note 4 – Senior Secured Lending Program – In future financial statements, please add disclosure that the financial statements of the SSLP are attached as an exhibit to the Form 10-K.

The Fund has included the requested disclosure in the interim financial statements included in the Registration Statement.

10.    Page F-83 – Notes to Financial Statements – Note 6 – Derivative Instruments - In future financial statements, please disclose the counterparty to the foreign currency forward contracts.

U.S. Securities and Exchange Commission

June 14, 2017

The Fund has included the requested disclosure in the interim financial statements included in the Registration Statement.

11.    Page F-83 – Notes to Financial Statements – Note 7 – Commitments and Contingencies - In the response correspondence please provide in correspondence a representation that the BDC reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments and a general explanation as to why the Fund believes it can cover its commitments.

The Fund directs the Staff to Response 3 (the “Comment 11 Prior Response”) of its response letter, dated October 13, 2016, regarding its Registration Statement on Form N-14 filed on July 20, 2016 (File No. 333-212604).  As discussed in further detail in the Comment 11 Prior Response, the Fund hereby confirms that it believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments.

12.    Exhibit 99.(N)(4) – American Capital Consent – Please ensure the consent included in the pre-effective amendment includes an accurate ‘33 Act number. Currently the consent states “Form N-2 No. 333-XXXXXX).

The Fund confirms that the consent included in Amendment No. 1 includes an accurate ‘33 Act number.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:           Penni Roll, Chief Financial Officer of Ares Capital Corporation
                             Joshua M. Bloomstein, General Counsel of Ares Capital Corporation